1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

September 19, 2012

Mr. John Ganley

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	KKR Alternative Corporate Opportunities Fund (the “Master Fund”)
(File Nos. 811-22721 and 333-182744)

KKR Alternative Corporate Opportunities Fund P (the “Feeder Fund”)
(File Nos. 811-22722 and 333-182745)
(Each a “Fund,” collectively, the “Funds”)

Dear Mr. Ganley:

In a letter dated August 22, 2012, you provided the Securities and Exchange Commission staff’s (the “Staff”) comments on the registration statements, filed on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of the Master Fund and the Feeder Fund, each as filed July 18, 2012.  The Staff’s comments, along with the Funds’ responses, are set forth below.  The Funds have considered your comments and have authorized us to make responses, changes and acknowledgements discussed below relating to each Fund’s registration statement on its behalf, as applicable.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

PROSPECTUS:

Cover Page

Comment 1.                            The paragraph captioned “No Prior History” states that the Distributor will offer shares on a best efforts basis. Please provide the pricing table specified for best efforts offerings in Instruction 5 to Item 1.g of Form N-2.

Response 1.                               We respectfully acknowledge your comment, but would note that, because each Fund is continuously offered, there is no termination date or minimum offering amount.  Accordingly, the information requested by Instruction 5 is not applicable to the Funds.

Summary of Terms — Investment Strategies — Investment Types (page 3)

Comment 2.                            Please include in this section a description of any strategy or policy with respect to the maturity of the fixed income securities the Fund may purchase.

Response 2.                               The disclosure has been revised to reflect that the Master Fund may invest in fixed income securities without regard to their maturity.

Comment 3.                            This section states that the Fund may engage in short selling. Please confirm that the line item in the fee table for “Other Expenses” includes an estimate of dividends paid on short sales. See AICPA Audit & Accounting Guide: Investment Companies ¶ 7.101(j) (May 1, 2011).

Response 3.                               The Master Fund currently does not intend to engage in short sales that would require disclosure in the “Other Expenses” line of the fee table.  The Master Fund acknowledges, however, that it will include dividends paid on short sales in this line item as required.

Comment 4.                            This section states that the Fund may invest in various types of derivatives. Please explain to us how the Fund will value derivatives for purposes of (i) calculating net assets, and (ii) calculating the amount of Managed Assets, on which the Adviser charges its Management Fee. Please provide in your response letter an affirmative statement that the Fund will not use notional value of its derivative investments for purposes of determining net assets and Managed Assets.

Response 4.                               The Master Fund uses each applicable derivative instrument’s market value for purposes of (i) calculating net assets and (ii) calculating the amount of Managed Assets on which the Adviser charges its Management Fee.  The Master Fund does not use the notional value of its derivatives investments for purposes of determining net assets.

Summary of Terms — Borrowings (page 4)

Comment 5.                            Footnote ** to the fee table indicates that the Fund intends to use leverage in an amount equal to 33 1/3 % of the Fund’s total assets. Please provide an estimate of the amount of borrowings the Fund expects to use in this section, expressed as a percentage of total assets and as a percentage of net assets.

Response 5.                               While the Master Fund may use any form or combination of financial leverage instruments, including borrowing, reverse repurchase agreements, dollar rolls, or issued preferred shares or debt securities, the Master Fund currently does not intend to engage in any form or combination of financial leverage during the current fiscal year.  While the Master Fund currently intends to borrow money during the current fiscal year for short term cash management purposes only, interest on such borrowings is expected to comprise less than 1 basis point during the current fiscal year. Accordingly, we have deleted the line “Interest Expenses on Bank Borrowings” from the Fee Table.

Summary of Fees and Expenses (page 14)

Comment 6.                            Footnote **** to the fee table indicates that the Fund has contractually agreed to waive and/or reimburse certain Fund expenses. Please ensure that the contractual waiver will be in place for at least one year from the date of effectiveness and that the expense limitation agreement is filed as an exhibit to the registration statement.

Response 6.                               We confirm that the contractual waiver will be in place for at least one year from the date of effectiveness and the expense limitation agreement will be filed as an exhibit to the registration statements.

Conflicts of Interest (page 44)

Comment 7.                            The first paragraph of this section states that the Adviser manages certain accounts that pay the Adviser higher fees than the Fund pays and that the Adviser has an incentive to favor these accounts over the Fund. Please make clear in this section that the Adviser is aware of its fiduciary duty to act in the best interest of the Fund.

Response 7.                               The disclosure has been revised accordingly.

Quarterly Repurchases of Shares — Repurchase Procedures (page 48)

Comment 8.                            This section states that the Fund intends to offer to repurchase Shares from Shareholders on a quarterly basis. Please make clear that the determination to repurchase Shares is within the Board’s discretion and that the there are no assurances that the Board will conduct quarterly repurchases.

Response 8.                               The disclosure has been revised accordingly.

Comment 9.                            This section states that promptly after the Expiration Date the Fund will give to each Shareholder whose Shares have been accepted for repurchase a non-interest bearing promissory note. An initial payment under the promissory note will be made within 30 days after the Valuation Date. A second and final payment under the promissory note will be made promptly after completion of the audit of the financial statements, which will be completed within 60 days after the end of the Fund’s fiscal year. Please explain to us how this payment procedure is consistent with Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, which requires an issuer making a tender offer to pay the consideration offered promptly after the expiration of a tender offer.

Response 9.                               Given the investment strategies, objectives and likely portfolio composition of the Master Fund, it has been determined that promissory notes will no longer be used in connection with tender offers and the disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION:

Investment Objective, Policies and Risks — Derivatives — Swap Agreements Risk (page B18)

Comment 10.                     This section states that the Fund may enter into swap agreements and further explains, in the fourth paragraph, that the Fund will segregate assets to cover its obligations under a swap agreement. Disclosure on page 29 of the prospectus states that the Fund may enter into credit default swaps and total returns swaps. Please disclose in this section that when the Fund is a protection seller under a credit default swap or engages in a total return swap agreement the Fund will segregate assets equal to the full notional amount of the swap agreement.

Response 10.                         The Master Fund will segregate the full notional value of a physically-settled total return swap and of a physically-settled credit default swap when the Master Fund is a protection seller.  The Funds’ disclosure has been revised accordingly.

Consistent with Staff guidance with respect to cash-settled futures and forwards contracts, the Master Fund will segregate the market value of a cash-settled total return swap and of a cash-settled credit default swap when the Master Fund is a protection seller.  The Funds’ disclosure has been revised accordingly.

Fund Investment Policies (page B-21)

Comment 11.                     Investment Restriction 3 provides that the Fund may not invest more than 25% of the value of its assets in any industry or group of related industries, “except (a) securities issued or guaranteed by the U.S. Government and its agencies and instrumentalities or securities of state and municipal governments or their political subdivisions (however, not including private purpose industrial development bonds issued on behalf of non-government issuers).” Please insert the term “tax-exempt” before “securities of state and municipal governments.” See Investment Company Act Release No. 9785 (May 31, 1977).  Please also make clear, either in the investment restriction or in another appropriate location, that private purpose industrial development bonds issued on behalf of non-governmental issuers will be subject to the 25% limitation.

Response 11.                         The disclosure has been revised accordingly.

Comment 12.                     Investment Restriction 3 also provides that investments in loan participations will be considered to be investments in the securities or obligations of the issuer of the loan to which the participations relate. Please revise the investment restriction to provide that an investment in loan participations will also be considered to be issued by the financial institution issuing the participation interests.

Response 12.                         Consistent with SEC interpretations, the Funds generally will treat the borrower as the “issuer” of indebtedness held by a Fund; however in the case of participation interests where a bank or other lending institution serves as intermediate participant between a Fund and the borrower, if the participation interest does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the lending bank or other lending institution and the borrower as “issuers” for these purposes.  The disclosure has been revised accordingly to reflect this practice.

GENERAL COMMENTS:

Comment 13.                     Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.

Response 13.                         Comment acknowledged.

Comment 14.                     We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response 14.                         Comment acknowledged.

Comment 15.                     If you intend to omit certain information from the form of prospectus included with the registration statements that is declared effective, in reliance on Rule 430A under the Securities Act of 1933, please identify the omitted information to us, preferably before filing the final pre-effective amendments.

Response 15.                         Comment acknowledged.

Comment 16.                     Responses to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response 16.                         Comment acknowledged.

Comment 17.                     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds’ disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 17.                         Comment acknowledged.

*           *           *

In addition to these comments, you requested that the Funds make certain representations concerning the registration statements on Form N-2 and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments.  Please call the undersigned at 212.698.3525 or Allison M. Fumai, Esq. at 212.698.3526 if you wish to discuss this correspondence further.

Sincerely,

/s/ Richard Horowitz, Esq.

Richard Horowitz, Esq.

1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

Via EDGAR

September 19, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	KKR Alternative Corporate Opportunities Fund
(File Nos. 811-22721 and 333-182744)

KKR Alternative Corporate Opportunities Fund P
(File Nos. 811-22722 and 333-182745)
(Each a “Fund,” collectively, the “Funds”)

In connection with a response being made on behalf of the Funds to comments provided with respect to each Fund’s registration statement on Form N-2 filed under the Securities Act of 1933 and Investment Company Act of 1940, as filed on July 18, 2012 (the “Registration Statement”), we are authorized by our client to acknowledge the following on the Funds’ behalf:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at 212.698.3525 or Allison M. Fumai, Esq. at 212.698.3526 if you wish to discuss this correspondence further.

Sincerely,

/s/ Richard Horowitz, Esq.

Richard Horowitz, Esq.

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